Exhibit 2.3

SECOND AMENDMENT TO

MERGER AGREEMENT

THIS SECOND AMENDMENT TO MERGER AGREEMENT (this “Amendment”) is made and entered into effective as of June 6, 2025, by and among Vireo DR Merger Sub Inc. (“Merger Sub”), Vireo Growth Inc., a British Columbia corporation (“Parent”), and Deep Roots Holdings, Inc., a Nevada corporation (the “Company”). Each of the Merger Sub, Parent, and the Company are referred to herein as a “Party” and collectively as the “Parties”.

BACKGROUND

Reference is made to that certain Agreement and Plan of Merger, by and among the Parties and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the representative, agent and attorney-in-fact of the Stockholders, dated as of December 18, 2024 (as amended by that certain First Amendment to Merger Agreement, dated as of March 14, 2025, the “Agreement”). The Parties desire to amend the Agreement as set forth herein. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Agreement.

AGREEMENT

For good and valuable consideration, the adequacy and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.	Amendments to Agreement.

(a)	Amendments to Article I.

i.             The definition of “280E Tax Reserve Shortfall” is hereby deleted in its entirety and replaced as follows:

““280E Tax Reserve Shortfall” means an amount equal to $0.00.”

ii.            The definition of “Closing Indebtedness” is hereby deleted in its entirety and replaced as follows:

““Closing Indebtedness” means, subject to the limitations set forth in the definition of “Indebtedness,” the aggregate amount of any unpaid Indebtedness of the Company Entities remaining as of December 31, 2024 (other than, and without duplication of, the Assumed Indebtedness, Payoff Indebtedness and amounts included in Current Liabilities that are taken into account in the calculation of the Closing Working Capital).”

iii.            The definition of “Closing Merger Consideration” is hereby deleted in its entirety and replaced as follows:

““Closing Merger Consideration” means the sum of:

(a)	the EBITDA Consideration, plus

(b)	the Closing Cash, plus

(c)           the product of the Acquisition Multiple multiplied by the New Retail EBITDA (provided, that if Closing occurs after April 1, 2025, and in the event any New Retail Location the estimated EBITDA for which is included in New Retail EBITDA is not Operational as of April 1, 2025, then the amount attributable to this clause (c) shall be adjusted to deduct the New Retail EBITDA Shortfall Amount), plus

(d)           provided that the 280E Tax Reserve is not less than $2,000,000, an amount equal to the Adjusted 280E Reserve, less

(e)	$13,100,000, in respect of the Existing Investments, less

(f)	the amount of Assumed Indebtedness, less

(g)	the amount of Closing Indebtedness, less

(h)	the amount of the 280E Tax Reserve Shortfall, if any, less

(i)	the amount of any Pre-Closing Taxes, less

(j)	the amount of any unpaid Transaction Expenses, plus

(k)           the amount by which Closing Working Capital exceeds the Target Working Capital or minus the amount by which Closing Working Capital is less than the Target Working Capital.”

iv.           The definition of “Closing Working Capital” is hereby deleted in its entirety and replaced as follows:

““Closing Working Capital” means: (a) the consolidated Current Assets of the Company Entities, less (b) the consolidated Current Liabilities of the Company Entities, determined as of December 31, 2024.”

v.            The following shall be inserted in Article I in the appropriate alphabetical order:

““Compensatory Award” has the meaning set forth in Section 5.18.

“Compensatory Award Issuance” has the meaning set forth in Section 5.18.

“Company Incentive Common Stock” has the meaning set forth in Section 5.18.

“Compensatory Shares” has the meaning set forth in Section 5.18.

“Compensatory Share Recipients” has the meaning set forth in Section 5.18.

“Grant Agreement has the meaning set forth in Section 5.18.”

vi.           The definition of “Minimum Cash Amount” is hereby deleted in its entirety and replaced as follows:

““Minimum Cash Amount” means, as of the Closing, Cash in an amount equal to the sum of (a) $3,590,000 (exclusive of any 280E Tax Reserve), and (b) the amount of the Company Entities’ net cash flow from operating activities, on an after Tax basis, during the period from January 1, 2025, through the Closing as determined in accordance with the Accounting Principles. For the avoidance of doubt, the Stockholder Representative Expense Fund shall not be a deduction from the calculation of net cash flow from operating activities.”

vii.          The definition of “Post Closing Debt” is hereby deleted in its entirety and replaced as follows:

““Post-Closing Debt” means any principal, interest, other fee payments on, and (without duplication) any accrued amounts (including interest and fees) of, indebtedness for borrowed money incurred (a) after December 31, 2024 by a Company Entity, whether as intercompany indebtedness for amounts borrowed from Parent (or its subsidiaries) or from a third party lender, pursuant to a Company Entity’s request to the Parent to incur such indebtedness for use in the business and operations of the Company Entities, and with Parent’s consent and approval, which consent and approval may be withheld, delayed or conditioned in Parent’s sole and absolute discretion, or (b) after December 31, 2024 by a Company Entity, without the prior consent and approval of Parent.”

(b)	Amendments to Article II.

i.      The last sentence of Section 2.17(a)(ii) shall be deleted in its entirety and replaced as follows:

“Parent and the Company Entities shall conduct a physical review of the Inventory on or within one (1) Business Day following the Closing Date in accordance with the definitions in this Agreement and the Inventory Accounting Principles, which Inventory results shall be used in the determination of the Final Closing Statement pursuant to Section 2.17(b). The physical inventory shall, if taken following the Closing Date, be reconciled to the amount of Inventory as of the Closing Date.”

ii.     The Parties acknowledge and agree that the Closing Working Capital set forth on the Estimated Closing Statement delivered by the Company shall be deemed to be equal to the Target Working Capital for purposes of Section 2.17(a)(i); provided that the Closing Working Capital shall be subject to Parent’s review and the adjustment provisions of Section 2.17(b) through (e). Notwithstanding the foregoing, the only element of Closing Working Capital that shall be subject to the adjustment provisions of Section 2.17(b) through (e) shall be Inventory, which shall be calculated and/or adjusted in accordance with Section 2.17(a)(ii).

(c)	Amendments to Article V. The following is inserted in its entirety as Section 5.18:

“Section 5.18    Issuance of Compensatory Shares.

(a)            Prior to the Closing Date, the Company has awarded and accrued bonus compensation payable in connection with the Closing to the employees and contractors of the Company set forth on Schedule 5.18 (the “Compensatory Share Recipients”), in an amount equal to, in the aggregate, the product of (i) Eleven Million Nine Hundred Thirty-Two Thousand Six Hundred Ninety-Two (11,932,692), and (ii) the Closing Share Price (the “Compensatory Award”). Notwithstanding any provision of this Agreement to the contrary (including Section 2.08(c)), (i) no Parent Shares shall be issued by Parent to any Stockholder pursuant to this Agreement in respect of Company Common Stock that is classified as Incentive Common Stock of the Company, par value $0.001 per share (the “Company Incentive Common Stock”), including, without limitation, in connection with the Closing Share Payment or the payment of any Earn-Out Amount, and (ii) at the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Company, Merger Sub, or any Stockholder, each share of Company Incentive Common Stock outstanding immediately prior to the Effective Time shall at the Effective Time be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor. The Estimated Closing Statement and the Final Closing Statement shall each include a downward adjustment to the Closing Merger Consideration in the amount of the Compensatory Award, and the Consideration Spreadsheet shall allocate the Closing Merger Consideration as so adjusted pro rata among the Company Common Stock other than the Company Incentive Common Stock.

(b)            At Closing, Parent shall indirectly assume the obligation in respect of the payment of the Compensatory Award as a result of the Merger; and, as promptly as reasonably practicable following the Effective Time, but in any event within one (1) Business Day of the execution of the applicable Grant Agreements (as defined below) and delivery of the Lock-Up Letters, subject to compliance with applicable Laws, Parent shall instruct Odyssey Trust Company in its capacity as payment agent to issue and transfer (the “Compensatory Award Issuance”), in settlement of the Compensatory Award, the number of fully paid and non-assessable Parent Shares set forth opposite such Compensatory Share Recipient’s name on Schedule 5.18 (the “Compensatory Shares”), less the number of Compensatory Shares withheld to satisfy applicable income, payroll, and employment taxes) to the Compensatory Share Recipients pursuant to grant agreements (each, a “Grant Agreement”), in forms reasonably acceptable to Parent and Brian Pick, as the representative of the Compensatory Share Recipients.

(c)            For U.S. federal and applicable state and local income tax purposes, (i) all income tax deductions arising with respect to the Compensatory Award shall, to the extent permitted by Law, be treated as Transaction Tax Deductions that are deductible by the Company in the Pre-Closing Tax Period ending on the Closing Date in accordance with this Agreement, (ii) the issuance of the Compensatory Shares will be treated as the settlement of the Compensatory Award and as compensation paid to each Compensatory Share Recipient in an amount equal to (A) the number of Compensatory Shares granted and awarded to such Compensatory Share Recipient (for the avoidance of doubt, prior to any deduction and withholding for Taxes), multiplied by (B) the fair market value of such Compensatory Shares on the date of grant; and (iii) the issuance of the Compensatory Shares shall be treated as a contribution by Parent of the Compensatory Shares to the Company followed by the transfer of the Compensatory Shares by the Company to the Compensatory Share Recipients in accordance with Treasury Regulations Section 1.83-6(d).”

(d)            Amendment to Article VI. Section 6.12 is hereby deleted in its entirety and replaced as follows:

“Section 6.12    Refunds.

(a)            All refunds of Taxes of a Company Entity attributable to any Tax Return filed by or with respect to a Company Entity for a Pre-Closing Tax Period (net of any documented, out-of-pocket expenses of Parent or its Affiliates (including the Surviving Corporation) reasonably incurred to obtain such refund and net of any portion of such Tax refund that is attributable (as determined on a with and without basis) to the carryback of a Tax attribute (including a net operating loss, net capital loss, foreign tax credit, or research and development credit) arising in a Post-Closing Tax Period) (a “Pre-Closing Tax Refund”), shall be the property of Stockholders.

(b)            Subject to the last sentence of this Section 6.12(b), promptly upon receipt of any Pre-Closing Tax Refund (other than a 280E Pre-Closing Tax Refund), and in no event later than ten (10) Business Days after such receipt by Parent or its Affiliates (including the Company Entities), Parent shall, at its sole option, pay the amount of such Pre-Closing Tax Refund to Stockholders in accordance with their respective Pro Rata Shares by (x) wire transfer of immediately available funds, or (y) issuance of Parent Shares (rounded up to the nearest whole number) equal to the quotient of (A) the Canadian dollar equivalent (based on the average exchange rate posted by the Bank of Canada as of the end of each trading day during the period described in the following clause (B)) of the Pre-Closing Tax Refund, divided by (B) the 20-day volume weighted average price of the Parent Shares ending on the day prior to such issuance on the Exchange, as reported by Bloomberg Finance L.P.; provided that, for any such refund, if at the time such Pre-Closing Tax Refund would otherwise be payable to Stockholders pursuant to this Section 6.12, without limiting the applicability of any survival periods or other limitations on Stockholders’ indemnification obligations pursuant to Section 6.03 or Article IX, it has been agreed or finally adjudicated that Parent Indemnitee is entitled to indemnification for a Loss under Section 6.03 or Article IX, Parent may retain such Pre- Closing Tax Refund, or a portion thereof, in the amount of such Loss, and Stockholders’ indemnification obligations under Section 6.03 and Article IX with respect to such Loss shall be reduced by the amount of such Pre-Closing Tax Refund retained pursuant to this Section 6.12. Notwithstanding the foregoing, and in any event subject to Section 6.14, promptly upon receipt of a Pre-Closing Tax Refund (other than a 280E Pre-Closing Tax Refund) related to the 2024 federal income Taxes of the Company, and in no event later than ten (10) Business Days after such receipt by Parent or its Affiliates (including the Company Entities), Parent shall pay the amount of such Pre-Closing Tax Refund to Stockholders in accordance with their respective Pro Rata Shares by wire transfer of immediately available funds; provided that, for any such refund, if at the time such Pre-Closing Tax Refund would otherwise be payable to Stockholders pursuant to this Section 6.12, without limiting the applicability of any survival periods or other limitations on Stockholders’ indemnification obligations pursuant to Section 6.03 or Article IX, it has been agreed or finally adjudicated that Parent Indemnitee is entitled to indemnification for a Loss under Section 6.03 or Article IX, Parent may retain such Pre-Closing Tax Refund, or a portion thereof, in the amount of such Loss, and Stockholders’ indemnification obligations under Section 6.03 and Article IX with respect to such Loss shall be reduced by the amount of such Pre-Closing Tax Refund retained pursuant to this Section 6.12.

(c)            The amount of any Pre-Closing Tax Refund arising from any 280E Liability due to Stockholders under this Section 6.12, including, without limitation, any such Pre-Closing Tax Refund arising from the Company’s filing of amended federal income Tax Returns for any Pre- Closing Period (a “280E Pre-Closing Tax Refund”), shall be retained and held by the Surviving Corporation until the expiration of the statute of limitations for an audit, review or other examination of such Tax Return underlying such 280E Pre-Closing Tax Refund by the applicable Governmental Authority (or the conclusion of any such audit, review or examination) (each, a “Refund Holding Period”), at which time the amount of such 280E Pre-Closing Tax Refund, less any 280E Liability determined to be payable in connection with such 280E Pre-Closing Tax Refund, taking into account any then-remaining 280E Tax Reserve and any other cash reserve specifically designated as being a reserve solely for unpaid Taxes (excluding the 280E Tax Reserve), or other amounts payable in connection with any such audit, review or examination (the “Net Pre-Closing Tax Refund”), shall be (i) applied to the calculation and determination of the Earnout Amount and Forfeiture Amount and permanently retained by Parent and its Affiliates, or (ii) to the extent that the Earnout Amount and Forfeiture Amount have previously been calculated and determined, paid not later than ten (10) Business Days after the expiration of the Refund Holding Period, by Parent to Stockholders in accordance with their respective Pro Rata Shares of the Net Pre-Closing Tax Refund by either, at Parent’s sole option, (x) wire transfer of immediately available funds, or (y) issuance of Parent Shares (rounded up to the nearest whole number) equal to the quotient of (A) the Canadian dollar equivalent (based on the average exchange rate posted by the Bank of Canada as of the end of each trading day during the period described in the following clause (B)) of the Net Pre-Closing Tax Refund, divided by (B) the 20-day volume weighted average price of the Parent Shares ending on the day prior to such issuance on the Exchange, as reported by Bloomberg Finance L.P.”

2.             Amendment of Article IX. Section 9.02(c) of the Agreement is hereby deleted in its entirety and replaced as follows:

“(c) any claim made by any Stockholder relating to (i) such Person’s rights with respect to the Total Merger Consideration, or the calculations and determinations set forth on the Consideration Spreadsheet (and any allocations in respect thereof), or (ii) the allocation, issuance, and delivery of Parent Shares by Parent to Stockholders pursuant to Section 5.18, the Compensatory Award Issuance, or settlement of the Compensatory Award;”

3.             Waiver of Closing Condition. Parent and Merger Sub hereby waive the condition to Closing set forth in Section 8.02(f) of the Agreement with respect to the delivery by the Company of an instrument terminating:

(a)            Agreement of Lease, dated December 20, 2023, by and between NNL-DRN Properties LP, and Deep Roots Harvest, Inc., related to 195 Willis Carrier Canyon, Mesquite, NV 89027, which lease is guaranteed by Deep Roots Holdings, Inc.,

(b)           Agreement of Lease, dated December 20, 2023, by and between NNL-DRN Properties LP, and Deep Roots Harvest, Inc., related to 395 Industrial Way, West Wendover, NV 89883 which lease is guaranteed by Deep Roots Holdings, Inc.,

(c)           Operating Agreement of Bluebird Real Estate Holdings, LLC, entered into December 20, 2024, but effective as of November 14, 2024,

(d)	Stockholder Agreement,

(e)           Offer Letters, Employee Handbook Acknowledgements and Confidentiality, Non- Competition and Invention Assignment Agreements between the Company and certain of its executive officers and directors (some of whom are also Stockholders) entered into in the Ordinary Course of Business,

(f)            Agreement between MarshallStudio, LLC, and TrackVia, Inc., related to the payment of residuals for prior work performed by MarshallStudio, LLC,

(g)           Indemnity Agreement by and between the Company and Leslie Bocskor, dated March 27, 2019, and related Electrum Partners, LLC Confidentiality and Non-Disclosure Agreement entered into August 25, 2016 by and between Electrum Partners, LLC and Deep Roots Medical LLC, and

(h)           the following arrangements: (i) the Company pays $2,000 a month to lease a home in Mesquite that Keith Capurro, Jon Marshall and other employees use and work from while in Mesquite, (ii) DRN Holdings, LLC has established a bank account in the name of DRN with Bank of America, but this account has been recorded on the books of Deep Roots Harvest; Deep Roots Harvest has credit cards that are tied to this Bank of America account in the name of DRN, and regularly reimburses DRN for amounts paid on these credit card accounts and this arrangement is reflected on the books of Deep Roots Harvest, and (iii) Oral Agreement by and between the company and each of Capurro, Smith, and Breeden regarding reimbursement by Deep Roots Harvest for expenses charged to the credit cards issued in the name of DRN Holdings, LLC, in each case of Section 3 (a) through (h), pursuant to Section 2.03(a)(xii) of the Agreement.

4.            Dividend. Pursuant to Section 2.02(b) of the Agreement, on June 4, 2025, the Company declared a dividend in the amount of $3,211,420 (the “Declared Dividend”), payable to all holders of record of the Company Common Stock immediately prior to the closing of the transactions contemplated by the Agreement, which dividend will not have been paid by the Company prior to Closing. The Declared Dividend shall (a) remain held by the Company at and after Closing in a Company bank account or accounts until paid out pursuant to subsection (c) and shall be deemed to be the property of the Stockholders to be held for the benefit of the Stockholders, (b) not constitute excess Closing Cash, be counted toward the Minimum Cash Amount or otherwise as an addition or subtraction to the Closing Merger Consideration or any components thereof, and (c) be paid out to the Stockholders no later than forty-five (45) days after Closing, in accordance with the Stockholders’ pro rata shares of the Declared Dividend as calculated by Dennis Smith and provided to Parent in writing.

5.             Miscellaneous. Except as expressly modified by this Amendment, the Agreement shall remain unmodified and in full force and effect. The terms of Article XI of the Agreement shall apply to this Amendment, as applicable, as if fully set forth herein.

[Signatures appear on the following page.]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed effective as of the day and year first set forth above.

MERGER SUB:

VIREO DR MERGER SUB INC.

By:	/s/ Amber Shimpa
Name:	Amber Shimpa
Title:	President

PARENT:

VIREO GROWTH INC.

By:	/s/ John Mazarakis
Name:	John Mazarakis
Title:	Chief Executive Officer

THE COMPANY:

DEEP ROOTS HOLDINGS, INC.

By:	/s/ Keith Capurro
Name:	Keith Capurro
Title:	Chief Executive Officer

[Signature Page to Second Amendment to Agreement and Plan of Merger]